UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On July 23, 2024, Arbe Robotics Ltd. (“Arbe” or the “Company”) issued a press release announcing that it will hold its second quarter 2024 conference call on August 6, 2024. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a live conference call on Tuesday, August 6, 2024 at 8:30 a.m. Eastern Time to discuss the Company’s second quarter financial results.

Speakers will include Kobi Marenko, co-founder and chief executive officer, and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10191271/fd29232235. Log-in instructions will be available upon registering for the event. The live call may be accessed via telephone at (844) 481-3015 toll-free, (80) 921-2373 Israel toll-free, or (412) 317-1880 internationally A telephonic replay of the conference call will be available following the end of the conference call until August 20, 2024 at (877) 344-7529, or (412) 317-0088 internationally, using access ID: 6889354. A live webcast of the call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=cc5S0pC5 or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

Cautionary Note Regarding Forward-Looking Statements

The press release contains and the conference call may contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the Company’s expectations. These statements, and other statements including the words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including the risk and uncertainties relating to the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel resulting from the October 7th attack upon Israel, conflicts involving Israel, and other risks described in “Cautionary Note Regarding Forward-Looking Statements,” Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Arbe’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on March 28, 2024, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated July 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: July 23, 2024	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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